                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            Porta Systems Corporation
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                                (Name of Issuer)

                          Common Stock $0.01 par value
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                         (Title of Class of Securities)

                                    735647307
                      ------------------------------------
                                 (CUSIP Number)

   Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 941-262-8577
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                               September 6, 1996
                      ------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.    735647307                                             PAGE 2 OF 7

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Lloyd I. Miller, III                       ###-##-####
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                                                                        (B) / /
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3      SEC USE ONLY
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4      SOURCE OF FUNDS*

       00**
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR  2(e)                                                  / /
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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      NUMBER OF       7     SOLE VOTING POWER
       SHARES               336,414***
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY        8     SHARED VOTING POWER
        EACH                377,879***
      REPORTING       ----------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH                336,414***
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            377,879***
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      714,294
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       24.58%
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14     TYPE OF REPORTING PERSON
       IN-IA**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See response to Item 3, herein.

***See response to Item 5(b), herein.

                         ORIGINAL REPORT ON SCHEDULE 13D


Item 1. Security and Issuer

     This statement relates to the Common Stock, $0.01 par value per share (the "Shares") of Porta Systems Corporation, a Delaware corporation (the "Company"), issuable upon conversion of the Company's Zero Coupon Senior Subordinated Convertible Notes due January 2, 1998 (the "Notes"). The Company has its principal executive offices at 575 Underhill Boulevard, Syosset, New York 11791.

Item 2. Identity and Background

     This statement is filed by Lloyd I. Miller, III ("Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102 Miller is a registered Investment Adviser under the Investment Advisers Act of 1940, as amended. Miller's principal occupation is providing investment advisory services. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Miller is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

     Miller is the Investment Adviser to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts, of which Trust A-4 was one. Trust A and Trust C were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of Trust A and Trust C. All of the Notes purchased by Miller as Investment Adviser to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Notes was $681,222.49 for Trust A-4 and $506,705.45 for Trust C.

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of Milfam I, L.P., a Georgia limited partnership established on December 11, 1996. All of the Notes purchased by Miller on behalf of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached hereto), or money generated and held by Milfam I, L.P. The purchase price for the Notes was $1,088,094.51.

Item 4. Purpose of the Transaction

     Miller considers his beneficial ownership reported herein of the $4,678,629 principal amount of Notes, convertible into 714,294 Shares, as an investment in the ordinary course of business. From time to time, Miller may acquire additional Notes or dispose of all of some of the Notes which he beneficially owns. From May 1997, through October 1997, Miller was involved in discussions with the Company to restructure the Notes. Pursuant to such negotiations and upon the agreement of the required holders to amend the terms of the Notes consistent with such negotiations Miller will become a member of the Company's Board of Directors. Other than working with the Company to restructure its debt and becoming a board member, Miller does not have any plans or proposals that relate to the matters described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) Miller beneficially owns 714,294 Shares (24.58% of the outstanding Shares, based on 2,191,896 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997) resulting from an assumed conversion of $4,678,629 principal amount of the Notes (based on a conversion price of $6.55), pursuant to the Trust Agreement, with the respect to the Notes held of record by the Trusts and pursuant to the Partnership Agreement and the Operating Agreement, with respect to the Notes held of record by Milfam I, L.P. As of the date hereof, 221,117 Shares are owned of record by Trust A-4, assuming a conversion; 156,762 are owned of record by Trust C, assuming a conversion; and 336,414 are owned of record by Milfam I, L.P., assuming a conversion.

     (b) Miller has shared voting power and shared dispositive power for all such Shares resulting from a conversion of the Notes held of record by the Trusts and sole voting power and sole dispositive power for all such Shares resulting from a conversion of the Notes held of record by Milfam I, L.P. (see
Item 6).

     (c) None.

     (d) Milfam I, L.P. has the right to receive dividends from and proceeds of the sale of 336,414 Shares resulting from the assumed conversion of the Notes; Trust A-4 has the right to receive dividends from and proceeds of the sale of 221,117 Shares resulting from the assumed conversion of the Notes; Trust C has the right to receive dividends from and proceeds of the sale of 156,762 Shares resulting from the assumed conversion of the Notes.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Trust Agreement provides:

     The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A, Trust B, Trust C or Trust D without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel ... The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

     See response to Item 5 for the number of Notes held by the Trust. Miller is the advisor to all such Trusts.

     The Operating Agreement provides:

     While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

     The Partnership Agreement provides:

     The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

     See response to Item 5 for the number of Notes held by Milfam I, L.P. Milfam LLC is the General Partner of Milfam I, L.P. and Miller is the manager of Milfam LLC.

Item 7. Materials to be Filed as Exhibits:

        Exhibit      Document
        -------      --------
         99.1        Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The
                     Central Trust Company, N.A., Cincinnati, Ohio).

         99.2        Operating Agreement of Milfam LLC, dated December 10, 1996.

         99.3        Milfam I, L.P. Partnership Agreement, dated December 11, 1996.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



Dated:   October 15, 1997



                                            By: /s/ Lloyd I. Miller, III
                                                -------------------------------
                                                Lloyd I. Miller, III

                                  EXHIBIT INDEX


         Exhibit          Document
         -------          --------
         EX-99.1          Amended and Restated Trust Agreement

         EX-99.2          Operating Agreement of Milfam LLC

         EX-99.3          Milfam I, L.P. Partnership Agreement